GRASIM
ADITYA BIRLA GROUP

07028932

082-03322

SUPPL

November 26, 2007

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 12 2007
WASH, D.C.
160

Dear Sir,

Re: Performance Update

We are sending herewith, for your record and reference, a copy of Performance Update for the half year ended 30th September, 2007, being mailed by us to the Shareholders of the Company.

Thanking you,

Yours faithfully,

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


Eastville
High Shoals
Madison

CHARTING GLOBAL GROWTH

GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

PERFORMANCE UPDATE

For the half year ended 30th September, 2007

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th SEPTEMBER 2007

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 30th September 2007	Three Months Ended 30th September 2006	Six Months Ended 30th September 2007	Six Months Ended 30th September 2006	Year Ended 31st March 07 (Audited)
Net Sales / Income from Operations	**3,972.58**	**3,185.50**	**8,037.23**	**6,400.13**	**14,178.44**
Other Income	83.91	53.43	185.33	102.62	245.64
Expenditure :					
- Decrease / (Increase) in Stock	(64.27)	(5.77)	(34.07)	(0.71)	33.07
- Raw Material Consumed	871.82	654.62	1,689.19	1,250.51	2,821.58
- Purchases of Finished Goods	23.61	17.14	33.09	43.03	74.83
- Payment to & Provision for Employees	213.75	173.89	385.37	334.89	672.98
- Power & Fuel	633.31	561.45	1,293.07	1,141.23	2,472.45
- Freight, Handling & Other Expenses	461.05	414.14	974.48	858.21	1,878.07
- Depreciation	163.10	148.44	321.75	290.19	609.97
- Other Expenditure	649.97	528.19	1,245.02	1,007.77	2,181.02
Total Expenditure	**2,952.34**	**2,492.10**	**5,907.90**	**4,925.12**	**10,743.97**
Interest	54.14	55.51	110.10	108.36	228.64
Profit before Tax Expenses	**1,050.01**	**691.32**	**2,204.56**	**1,469.27**	**3,451.47**
Provision for Current Tax	(315.57)	(215.03)	(638.55)	(462.75)	(1,097.14)
Provision for Deferred Tax	(28.96)	4.17	(61.68)	9.72	5.07
Net Profit	**705.48**	**480.46**	**1,504.33**	**1,016.24**	**2,359.40**
Less : Minority Share	84.53	66.05	214.14	166.58	391.50
Add : Share in Profit / (Loss) of Associates	(0.94)	-	(0.51)	-	(0.40)
Net Profit (After Minority Share)	**620.01**	**414.41**	**1,289.68**	**849.66**	**1,967.50**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					6,538.05
Basic EPS for the period (Rupees)	**67.62**	**45.20**	**140.66**	**92.67**	**214.58**
Diluted EPS for the period (Rupees)	**67.62**	**45.20**	**140.66**	**92.67**	**214.58**

II. STANDALONE RESULTS :

	Three Months ended 30th September 2007	Three Months ended 30th September 2006	Six Months ended 30th September 2007	Six Months ended 30th September 2006	Full Year ended 30th March 2007 (Audited)
Net Sales / Income from Operations	**2,519.23**	**2,011.39**	**4,965.82**	**3,905.11**	**8,680.34**
Other Income	57.32	50.22	125.06	87.69	209.66
Expenditure :					
- Decrease / (Increase) in Stock	(26.77)	(14.45)	(12.55)	0.66	16.44
- Raw Material Consumed	669.78	535.04	1,297.05	998.88	2,219.32
- Purchases of Finished Goods	24.59	60.59	57.81	128.76	321.16
- Payment to & Provision for Employees	143.00	123.05	259.33	236.08	459.40
- Power & Fuel	348.57	280.55	672.73	545.05	1,196.14
- Freight, Handling & Other Expenses	246.43	215.40	502.57	423.10	919.40
- Depreciation	87.53	75.57	172.53	149.66	317.91
- Other Expenditure	308.62	278.60	591.74	526.44	1,139.13
Total Expenditure	**1,801.75**	**1,554.35**	**3,541.21**	**3,008.63**	**6,588.90**
Interest	27.22	24.52	55.69	48.28	111.84
Profit before Exceptional Items and Tax Expenses	**747.58**	**482.74**	**1,493.98**	**935.89**	**2,189.26**
Write back of provision for diminution in value of loans	-	-	-	-	37.10
Profit before Tax Expenses	**747.58**	**482.74**	**1,493.98**	**935.89**	**2,226.36**
Provision for Current Tax	(223.73)	(145.80)	(429.43)	(284.85)	(692.38)
Provision for Deferred Tax	(24.07)	0.90	(53.11)	(1.30)	1.83
Net Profit	**499.78**	**337.84**	**1,011.44**	**649.74**	**1,535.81**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					6,134.46
Basic EPS for the period (Rupees)	**54.51**	**36.85**	**110.31**	**70.86**	**167.50**
Diluted EPS for the period (Rupees)	**54.51**	**36.85**	**110.31**	**70.86**	**167.50**
Total Public Shareholding*					
- Number of Shares (000's)			58,441	58,723	58,509
- Percentage of Shareholding			63.75%	64.06%	63.82%

*** Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)**

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

		Three Months ended 30th September 2007	Three Months ended 30th September 2006	Six Months ended 30th September 2007	Six Months ended 30th September 2006	Full Year ended 31st March 2007 (Audited)
1.	SEGMENT REVENUE					
a	Fibre & Pulp	904.03	670.81	1,722.03	1,195.85	2,725.25
b	Cement	2,609.02	2,180.84	5,435.70	4,522.04	9,957.75
c	Sponge Iron	209.80	141.34	430.59	318.69	755.79
d	Chemicals	111.42	76.75	203.69	148.55	319.00
e	Textiles	88.33	84.79	146.26	141.62	270.96
f	Others	101.38	76.16	197.24	144.27	326.93
	TOTAL	4,023.98	3,230.69	8,135.51	6,471.02	14,355.68
	(Less) : Inter Segment Revenue	(51.40)	(45.19)	(98.28)	(70.89)	(177.24)
	Net Sales / Income from Operations	**3,972.58**	**3,185.50**	**8,037.23**	**6,400.13**	**14,178.44**
2.	SEGMENT RESULTS					
a	Fibre & Pulp	302.78	168.58	525.06	263.93	671.74
b	Cement	693.70	538.23	1,562.25	1,217.16	2,767.03
c	Sponge Iron	21.21	(2.82)	47.77	3.02	50.39
d	Chemicals	34.37	4.81	56.62	18.20	60.05
e	Textiles	(0.34)	(0.13)	(2.18)	(0.26)	(4.63)
f	Others	22.84	14.94	49.01	27.12	62.61
	TOTAL	1,074.56	723.61	2,238.53	1,529.17	3,607.19
	Add / (Less) :					
	Interest	**(54.14)**	**(55.51)**	**(110.10)**	**(108.36)**	**(228.64)**
	Net Unallocable Income / (Expenditure)	29.59	23.22	76.13	48.46	72.92
	Profit Before Tax Expenses	**1,050.01**	**691.32**	**2,204.56**	**1,469.27**	**3,451.47**
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			1,622.49	1,249.05	1,428.47
b	Cement			10,202.75	7,480.45	8,913.85
c	Sponge Iron			480.83	508.38	552.21
d	Chemicals			304.41	291.34	304.49
e	Textiles			163.20	124.11	126.17
f	Others			525.39	371.47	517.88
	TOTAL			13,299.07	10,024.80	11,843.07
g	Unallocated Corporate Capital Employed			1,423.44	1,528.77	1,681.16
	TOTAL CAPITAL EMPLOYED			**14,722.51**	**11,553.57**	**13,524.23**

IV. SEGMENT REPORTING - STANDALONE

		Three Months ended 30th September 2007	Three Months ended 30th September 2006	Six Months ended 30th September 2007	Six Months ended 30th September 2006	Full Year ended 31st March 2007 (Audited)
1.	SEGMENT REVENUE					
a	Fibre & Pulp	793.87	565.73	1,501.60	1,012.09	2,327.63
b	Cement	1,367.21	1,187.97	2,781.96	2,355.05	5,172.66
c	Sponge Iron	209.80	141.34	430.59	318.69	755.79
d	Chemicals	111.42	76.75	203.69	148.55	319.00
e	Textiles	88.33	84.79	146.26	141.62	270.96
f	Others	-	-	-	-	-
	TOTAL	2,570.63	2,056.58	5,064.10	3,976.00	8,846.04
	(Less) : Inter Segment Revenue	(51.40)	(45.19)	(98.28)	(70.89)	(165.70)
	Net Sales / Income from Operations	**2,519.23**	**2,011.39**	**4,965.82**	**3,905.11**	**8,680.34**
2.	SEGMENT RESULTS					
a	Fibre & Pulp	294.68	156.67	530.88	254.59	638.42
b	Cement	394.78	313.75	839.44	647.90	1,448.21
c	Sponge Iron	21.21	(2.82)	47.77	3.02	50.39
d	Chemicals	34.37	4.81	56.62	18.20	60.05
e	Textiles	(0.34)	(0.13)	(2.18)	(0.26)	(4.63)
f	Others	(0.03)	0.10	(0.06)	0.07	-
	TOTAL	744.67	472.38	1,472.47	923.52	2,192.44
	Add / (Less) :			-	-	-
	Interest	**(27.22)**	**(24.52)**	**(55.69)**	**(48.28)**	**(111.84)**
	Net Unallocable Income / (Expenditure)	30.13	34.88	77.20	60.65	108.66
	Profit before Exceptional Items and Tax Expenses	**747.58**	**482.74**	**1,493.98**	**935.89**	**2,189.26**
	Write back of provision for diminution in value of loans		-		-	37.10
	Profit Before Tax Expenses	**747.58**	**482.74**	**1,493.98**	**935.89**	**2,226.36**
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			1,358.26	1,098.32	1,210.72
b	Cement			3,996.78	2,291.49	3,076.68
c	Sponge Iron			480.83	508.38	552.21
d	Chemicals			304.41	291.34	304.49
e	Textiles			163.20	124.11	126.17
f	Others			0.90	1.11	1.21
	TOTAL			6,304.38	4,314.75	5,271.48
g	Unallocated Corporate Capital Employed			4,340.33	4,152.71	4,492.67
	TOTAL CAPITAL EMPLOYED			10,644.71	**8,467.46**	**9,764.15**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	-	Viscose Staple Fibre & Wood Pulp
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Chemicals	-	Caustic Soda & Allied Chemicals
Textiles	-	Fabric & Yarn
Others	-	Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, six complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

4 During the quarter the Company has incorporated a new subsidiary "Grasim Bhiwani Textiles Limited" (GBTL).In terms of Company's Shareholders approval, the textile units at Bhiwani have been transferred w.e.f. 1st October,2007 to GBTL, on a going concern basis as slump sale, at a consideration of Rs.83.16 Crs., based on independent valuer's report.

5 The ESOS Compensation Committee of Board of Directors of the Company has, in its meeting held on 23rd August, 2007, approved grant of 218140 Stock options(for equal no. of equity shares of Rs.10/- each of the Company) to the Officers of the Company as per terms of Employee Stock Option Scheme (ESOS), 2006.

6 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current periods classification.

7 The above Unaudited results for the quarter ended 30th September, 2007 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 27th October, 2007. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 27th October, 2007

D. D. Rathi
Whole-time Director

Mumbai, October 31, 2007

Dear Shareholders,

I am pleased to share with you the performance of your Company for the six months ended 30th September 2007 (H1FY08). Strong performance from Cement and Viscose Staple Fibre (VSF), the core businesses, has led to the impressive growth in revenue as well as net profit. The Chemical and Sponge Iron businesses have contributed as well.

FINANCIAL PERFORMANCE

Let me begin with the financial highlights for the first half of the fiscal 2007-08.

(Rs. Crores)

	Consolidated			*Standalone*		
	H1FY08	**H1FY07**	**% Change**	**H1FY08**	**H1FY07**	**% Change**
Net Revenue & Other Income	8,222.6	6,502.8	26	5,090.9	3,992.8	28
Operating Profit (PBIDT)	**2,636.4**	**1,867.8**	**41**	**1,722.2**	**1,133.8**	**52**
Interest	110.1	108.4	2	55.7	48.3	15
Depreciation	321.8	290.2	11	172.5	149.6	15
Profit Before Taxes	2,204.5	1,469.2	50	1,494.0	935.9	60
Total Tax Expenses	700.2	453.0	55	482.6	286.2	69
Profit After Taxes	**1,504.3**	**1,016.2**	**48**	**1,011.4**	**649.7**	**56**
Minority Share	214.6	166.5	—	—	—	—
Net Profit	**1,289.7**	**849.7**	**52**	**1,011.4**	**649.7**	**56**

Consolidated Results - Highlights

- Revenues were up by 26% at Rs.8,037 Crores (Rs.6,400 Crores) led by volume growth as well as increased realisations
- Operating profit grew from Rs.1,868 Crores in H1FY07 to Rs.2,636 Crores in H1FY08, an increase of 41%
- Pre-tax profits at Rs.2,205 Crores (Rs.1,469 Crores) rose by 50% over the corresponding period
- Net Profit grew by 52% at Rs.1,290 Crores (Rs.850 Crores), despite a substantially higher provision for tax expenses

VISCOSE STAPLE FIBRE (VSF)

	Unit	HIFY08	HIFY07	% Change
Production	Tonnes	138,233	110,277	25
Sales Volume	Tonnes	139,579	115,076	21
Net Divisional Turnover	Rs. Crores	1,483.6	998.0	49
Average Realisation	Rs./Tonne	98,741	81,339	21
PBIDT	Rs. Crores	571.9	288.6	98
Operating Margins	%	38.5	28.9	—

Performance Review

The upsurge in global demand coupled with the higher demand for knitted fabrics and increased realisations saw the VSF business post a good performance. Production, which during Q1FY07 was impacted on account of the shutdown at your Company's Nagda plant, was up by 25% at 138,233 tonnes. The current half recorded the historically highest sales volumes at 139,579 tonnes setting a new benchmark. The uptrend in international prices backed by strong demand, resulted in higher realisations. Increased use of captive pulp and a stronger rupee contained the impact of the steep hike in global pulp prices. Operating margins increased from 28.9% to 38.5% on back of strong growth in volumes and realisations. Operating profit at Rs.571.9 Crores, rose by 98% over the corresponding period.

Capex Plan

Your Company plans to augment its capacity by 94,875 tonnes from its current level of 270,100 tonnes, through capacity expansions of 63,875 tonnes at Kharach (Gujarat) in the current financial year and 31,000 tonnes at Harihar (Karnataka) in FY09. Additionally, plans are afoot to set up a greenfield plant of 88,000 tonnes at Vilayat (Gujarat) at an estimated capital cost of Rs.840 Crores. The new plant would take 2-3 years to come up.

Outlook

The outlook for the VSF business continues to be good with planned VSF capacity expansion to meet the growing global demand, strengthening of backward linkages in pulp supply and the thrust on promoting specialty VSF at the premium end of the fibre market.

Chemicals

	Unit	HIFY08	HIFY07	% Change
Caustic Soda				
- Production	Tonnes	91,595	59,648	54
- Sales Volume	Tonnes	92,506	60,784	52
Net Divisional Turnover	Rs. Crores	195.1	147.2	33
ECU Realisation	Rs./Tonne	18,310	20,136	(9)
PBIDT	Rs. Crores	68.4	27.2	152
Operating Margins	%	35.1	18.5	—

Performance Review

The Chemical plant put in a better performance during the first half. Production of caustic soda was higher by 54%. It is however relevant to state that during the corresponding half, production was impaired by water

shortage and the shut down of a captive power plant for major repairs. Sales volumes too were higher by 52% at 92,506 tonnes. ECU realisations dipped by 9% consequent to the reduction in Chlorine and HcL prices.

Outlook

Realisations are expected to remain depressed, given the demand-supply mismatch arising out of new capacity additions. Your Company will continue to focus on asset sweating and improving efficiencies.

CEMENT

	Unit	HIFY08	HIFY07	% Change
Grey Cement				
Production	Mn. Tonnes	7.5	6.9	9
Sales Volume *	Mn. Tonnes	7.5	6.9	9
Average Realisation *	Rs./Tonne	3,126	2,773	13
White Cement				
Production	Tonnes	182,327	175,811	4
Sales Volume	Tonnes	177,571	171,396	4
Average Realisation	Rs./Tonne	6,636	6,423	3
Net Divisional Turnover*	**Rs. Crores**	**2,752.7**	**2,249.3**	**22**
PBIDT	**Rs. Crores**	**933.3**	**732.5**	**27**
Operating Margins	%	**33.9**	**32.6**	—

* Adjusted for traded sales volumes

Performance Review

The Cement business' performance has been good. Capacity utilization was 114% during the first half to support the growing demand. As a result both production and sales volumes recorded a growth of 9% at 7.5 million tonnes. Average realisations increased by 13%. Costs remained under pressure, given the steep rise in fuel costs and increased freight rates.

The White Cement business reported a satisfactory performance. Sales volumes were higher by 4% at 177,571 tonnes.

In the Cement business, operating margins grew marginally from 32.6% to 33.9%.

Performance of Cement Subsidiaries

UltraTech Cement Limited

Financial Results (Consolidated) (Rs. Crores)

	HIFY08	HIFY07	% Change
Net Turnover* & Other Income	2,626.0	2,186.4	20
Operating Profit (PBIDT)	817.8	659.2	24
Interest	38.9	46.3	(16)
Depreciation	115.0	110.4	4
Profit Before Taxes	663.9	502.5	32
Total Tax Expenses	218.9	162.8	34
Net Profit after Minority Share	444.6	338.6	31

* Adjusted for traded sales volumes

UltraTech Cement Limited too improved its performance. Revenues grew by 19% with increased realisation and improved sales mix. Sales of cement and clinker were at 7.25 million tonnes* and 0.80 million tonnes respectively. Domestic cement realisations increased by 12%. Net Profit was higher at Rs.445 Crores.

Shree Digvijay Cement Company Limited

Financial Results

(Rs. Crores)

	H1FY08	*H1FY07*	*% Change*
Net Turnover and Other Income	119.1	122.1	(2)
Operating Profit (PBIDT)	**22.5**	**22.8**	**(1)**
Interest	0.3	0.7	—
Depreciation	3.2	3.1	3
Profit Before Taxes	**19.0**	**19.0**	—
Tax Expenses	2.4	(0.1)	—
Net Profit	**16.6**	**19.1**	**(13)**

The operations of Shree Digvijay Cement Company Limited were impaired on account of the break down of DG set and heavy rains in the second quarter. As a result, operating profit remained flat. Net Profit declined by 13% at Rs.16.6 Crores.

Capex Plan for Cement Business

Capacity expansion of 10.2 million tonnes at a cost of Rs.3,480 Crores is underway. To this end, the Company is setting up –

- a Greenfield cement plant at Kotputli in Rajasthan (with captive power plant and a split grinding unit at Panipat in Haryana), of a total capacity of 4.5 million tonnes;
- a new plant at existing unit in Shambhupura in Rajasthan (with captive power plant and a split grinding unit at Aligarh in Uttar Pradesh) of a total capacity of 4.4 million tonnes; and
- a grinding unit at Dadri of a capacity of 1.3 million tonnes

All these projects are on track. The Shambhupura plant is expected to be commissioned by end-FY08 and the Kotputli plant by end-Q1FY09. This will enable your Company to cater to the growing demand for Cement in the northern region.

Additionally, Company is also setting up 75 MW of captive thermal power plants at its existing units in Madhya Pradesh and Chhattisgarh, to reduce power cost.

The capex plans of UltraTech Cement Ltd., your Company's subsidiary, are also progressing as per schedule. This includes setting up of -

- a new plant at existing unit in Tadpatri in Andhra Pradesh (with captive power plant and a split grinding unit at Ginigera in Karnataka) of a total capacity of 4.9 million tonnes, which is expected to be commissioned by end-FY08; and
- grinding capacity augmentation by 2 million tonnes at Pipavav by FY10
- captive thermal power plant capacity of 175 MW at its existing units in Gujarat, Chattisgarh and Maharashtra

  Upon completion of expansions, your Company's aggregate cement capacity will stand augmented by 17 million tonnes, at 48 million tonnes.

  Both your Company and its subsidiary are setting up Ready Mix Concrete plants at various locations in the country. The collective additions to the capacity will be 8.6 million cubic metres, taking total RMC capacity to 12.2 million cubic metres.

Outlook for Cement Business

The additional capacity of around 90 million tonnes, as announced by the industry, could result in a surplus scenario due to which realisations may come under pressure from end-FY09. Cement demand is expected to grow by about 10% in the long term supported by higher demand from all the segments viz., residential, commercial and infrastructure. This growth in demand bodes well for your Company's Cement business.

SPONGE IRON

	Unit	HIFY08	HIFY07	% Change
Production	Tonnes	284,809	240,507	18
Sales Volume	Tonnes	281,666	251,845	12
Net Divisional Turnover	Rs. Crores	430.2	318.5	35
Average Realisation	Rs./Tonne	14,649	12,268	19
PBIDT	Rs. Crores	65.2	20.2	—
Operating Margins	%	15.2	6.3	—

Performance Review

The Sponge Iron business enhanced its performance during the first half of this fiscal. Production grew by 18%, due to usage of alternate fuels. Sales volumes too rose by 12% at 281,666 tonnes. While realisations improved, its benefit was partially offset by higher feedstock cost.

Outlook

The prospects for the business are expected to improve in the long term with adequate gas availability, likely by end-FY08. The pricing of gas, which is uncertain, will continue to be a concern.

TEXTILES

	Unit	HIFY08	HIFY07	% Change
Sales Volumes				
- Fabrics	Lac Metres	90	87	3
- Synthetic Yarn	MT	2,049	2,424	(15)
Average Realisation				
- Fabrics	Rs./Metre	115	113	1
- Synthetic Yarn	Rs./Kg.	138	130	6
Net Divisional Turnover	Rs. Crores	140.5	133.6	5
PBIDT	Rs. Crores	4.3	2.5	69
Operating Margins	%	3.1	1.9	—

There was some improvement in the performance of textile business.

Your Company's textile units at Bhiwani have been transferred to a wholly owned subsidiary, Grasim Bhiwani Textiles Ltd. w.e.f. 1st October, 2007. The move will enable the new entity to have a more focused approach to the development of textile business and pursue emerging growth opportunities.

SUMMARY

Strong fundamentals, continuing focus on operational excellence, cost optimization, effective financial management, strong project execution, backed by leadership position in the Cement and VSF sectors, augur well for your Company. The prospects for your Company continue to be bright.

I wish you and your family a happy and prosperous new year.

Yours sincerely,



D D Rathi
Whole-Time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K.Ahire Marg, Worli, Mumbai -400030
Registered Office : Birlagram, Nagda – 456331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ from those expressed or implied. Important factors that could make a difference to the Company's operations include Global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

USEFUL INFORMATION FOR SHAREHOLDERS

1. a. Address for correspondences relating to queries on shares and debentures of the Company:

Grasim has no external Share Registrar or Share Transfer Agent. All work relating to physical transfer, transmission, deletion, consolidation of share certificates, dematerialization and rematerialisation is being done In-house by the Share Department of the Company situated at the Registered Office of the Company. The Company has set its own direct connectivity with NSDL/ CDSL for doing the dematerialization and rematerialisation work In-house.

b. Investor correspondences on all the matters relating to shares and debentures should be addressed to : -

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram, Nagda 456 331 (M.P)
Telephone No.: 07366-246760-66 (Extn. No. 6373 or 6556)
Fax No. 07366-244114 / 246024
Email for Share Department : shares@adityabirla.com
Email for Investors Complaints : grasimshares@adityabirla.com

2. BENEFITS OF HOLDING SHARES IN DEMATERIALISED FORM

In the Depository System, the ownership and transfer of securities takes place by means of electronic book entries. This system rids the capital market of the dangers related to handling of paper.

The Depository System provides numerous benefits such as :

- **Elimination of bad deliveries**
- **Elimination of all risks associated with physical certificates**
- **No stamp duty**
- **Immediate transfer and registration of securities**
- **Faster settlement cycle**
- **Faster disbursement of non cash corporate benefits like rights, bonus, etc.**
- **Reduction in brokerage by many brokers for trading in dematerialised securities**
- **Reduction in handling of huge volumes of paper**
- **Periodic status reports for the DPs**
- **Elimination of problems related to change of address of investor, transmission etc.**
- **Ease in portfolio monitoring**
- **Freezing the depository accounts**

HOW TO GET THE PHYSICAL SHARES DEMATERIALISED

Dematerialisation is the process by which physical certificates of an investor are converted to an equivalent number of securities in electronic form and credited in the investor's account with his / her Depository Participant [DP]. In order to dematerialise certificates; an investor will have to first open an account with a DP and then request for the dematerialisation of certificates by filling up a Dematerialisation Request Form [DRF], which is available with the DP and submitting the same along with the physical certificates. The investor has to ensure that before the certificates are handed over to the DP for demat, they are defaced by marking **'Surrendered for Dematerialisation'** on the face of the certificates.

3. Share Transfer / Dematerialisation

   1. Share transfer requests are acted upon within 15 days from the date of their receipt at the Share Department. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger should immediately write to the Company with full details so that necessary action could be taken to safeguard interest of the concerned lodger against any possible loss/interception during postal transit.

   2. Shares are Dematerialised by the Company within 7 days of the receipt of the DRN and the physical shares from the DP, if the same are found in order.

   3. ***Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.***

4. Electronic Clearing Services (ECS) for Payment of Dividend :

   To avoid any risk of loss and/ or interception of dividend warrants in postal transit and/ or fraudulent encashment, the Shareholders are requested to avail of the ECS facilities whereby the dividend is directly credited in electronic form to their respective bank accounts. ECS facility also ensures faster credit of dividend. Shareholders holding shares in dematerialised mode are requested to contact their respective DPs for availing ECS Facility. Shareholders holding shares in physical form are requested to fill-up enclosed ECS form and the same duly filled up and signed along with a Xerox copy of a cancelled cheque may be sent to the Share Department of the Company at the Registered Office at Birlagram, Nagda 456 331 (M.P). ECS Application Form can also be downloaded from Company's Website: www.grasim.com.

   Shareholders who want payment of dividend through physical dividend warrant are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account and Name and Address of the Bank can be printed on the Dividend Warrant: -

   (A) Name of Sole/ First Joint holder and Folio No.

   (B) Particulars of Bank Account, viz.

   i) Name of the Bank

   ii) Name of Branch

   iii) Complete Address of the Bank

   iv) Account Type, whether Savings (SB) or
   Current with Pin code Number Account (CA)

   v) Bank Account Number allotted by the Bank

5. Unclaimed Dividend :

a. The Company has transferred the unclaimed dividends upto the financial year 1994-95 to the General Revenue Account of the Central Government. Those Shareholders who have not encashed their dividend warrants for the period upto 1994-95 may claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, A Block, Jayendraganj, Gwalior 474 009 (M.P) by submitting an application in the prescribed form.

b. Pursuant to Section 205A and 205C of the Companies Act, 1956, dividends, that are unclaimed for a period of 7 years gets transferred to the Investor Education Protection Fund (IEPF) established by the Central Government. The Company has deposited the unclaimed dividends for the years 1995-96 to 1999-2000 to IEPF. No claim shall lie against the Fund or the Company in respect of the amount transferred.

c. Those who have still not encashed their dividend for the year 2000-01 onwards may please approach the Share Department of the Company and forward the original dividend warrants lying with them for revalidation

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT

Registered Office : Birlagram 456331, Nagda (M.P.)

Dear Shareholder(s)

(Sub: Request for fresh Specimen Signature(s) of Shareholders holding Shares in Physical Form.

Your specimen signature(s) recorded with us are old and/or pattern of which in course of time may have undergone changed.

For providing better services to our shareholders and also to update our records we request you to kindly arrange to forward to us your fresh specimen signature(s) (in Enclosed Form) signed by you/all shareholder(s) and duly attested by the Manager of a Bank with whom you are maintaining your bank account.

On receipt of your duly attested signature(s), we shall update our records.

Please always quote your ledger Folio while replying to us.

We solicit your kind co-operation in the matter.

Thanking you,

Yours faithfully,

Ashok Malu
Jt. President & Company Secretary

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT

Registered Office : Birlagram 456331, Nagda (M.P.)

SPECIMEN SIGNATURE(S) FORM

LEDGER FOLIO NO. ______________ Date: ______________

Name of the Shareholder(s)	Specimen Signature(s) of Shareholder(s)	Father's/Husband's Name	Occupation

Address of the Sole/1st Shareholder: ______________

____

____

City:	State:	Pin Code:

Signature to be Attested by Bank Manager
Seal with Stamp of Bank,
Full Name, designation of Manager of Bank
and address of the Bank)

TEAR HERE

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever is applicable.)

—— For Office Use Only ——
ECS Ref.No. :

For shares held in physical form

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

____
(Signature of First Holder)

____
(Name of First Holder)

Book-Post

GRASIM

ADITYA BIRLA GROUP

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram - 456 331, Nagda (M.P.)

END